Exhibit 12

GMAC INC.

RATIO OF EARNINGS TO FIXED CHARGES

	Nine months ended September 30,
($ in millions)	2009 (a)	2008 (a)
Earnings
Consolidated net loss	$(4,680)	$(5,641)
Income tax benefit	681	72
Equity-method investee distribution	—	65
Equity-method investee (earnings) loss	(4)	63
Minority interest expense	1	2

Consolidated loss before income taxes and loss from equity investees	(4,002)	(5,439)
Fixed charges	6,080	8,902

Earnings available for fixed charges	2,078	3,463
Fixed charges
Interest, discount, and issuance expense on debt	6,040	8,843
Portion of rentals representative of the interest factor	40	59

Total fixed charges	6,080	8,902
Preferred dividend requirements	729	—

Total fixed charges and preferred dividend requirements	$6,809	$8,902
Ratio of earnings to fixed charges (b)	0.34	0.39
Ratio of earnings to fixed charges and preferred dividend requirements (c)	0.31	0.39

(a)	During the three months ended September 30, 2009, we committed to sell the U.S. consumer property and casualty insurance businesses of our Insurance operations and certain operations of our International Automotive Finance operations. We report these businesses separately as discontinued operations in the Condensed Consolidated Financial Statements. See Note 2 to the Condensed Consolidated Financial Statements for further discussion of our discontinued operations. The calculation of the ratio of earnings to fixed charges excludes discontinued operations.
(b)	The ratio indicates a less than one-to-one coverage for the nine months ended September 30, 2009 and 2008. Earnings available for fixed charges for the nine months ended September 30, 2009 and 2008, were inadequate to cover total fixed charges. The deficit amount for the ratio was $4,002 million and $5,439 million for the nine months ended September 30, 2009 and 2008, respectively.
(c)	The ratio indicates a less than one-to-one coverage for the nine months ended September 30, 2009 and 2008. Earnings available for fixed charges and preferred dividend requirements for the nine months ended September 30, 2009 and 2008, were inadequate to cover total fixed charges and preferred dividend requirements. The deficit amount for the ratio was $4,731 million and $5,439 million for the nine months ended September 30, 2009 and 2008, respectively.